Cover Letter to Offer to Repurchase

IF YOU DO NOT WANT TO SELL YOUR SHARES AT THIS TIME, PLEASE DISREGARD

THIS NOTICE.

THIS IS SOLELY NOTIFICATION OF THE FUND’S TENDER OFFER.

June 27, 2024

Dear North Square Evanston Multi-Alpha Fund (formerly, Evanston Alternative Opportunities Fund) Shareholder:

We are writing to inform you of important dates relating to a tender offer by North Square Evanston Multi-Alpha Fund (the “Fund”). If you are not interested in tendering any of your Class A Shares or Class I Shares in the Fund (“Shares”) for repurchase by the Fund at this time, please disregard this notice and take no action.

The tender offer period will begin on June 27, 2024. While tenders of Shares may be withdrawn until 11:59 pm, Eastern time, on July 26, 2024, unless extended, tenders of Shares must be submitted no later than July 26, 2024, unless extended. The purpose of the tender offer is to provide liquidity to Shareholders of the Fund. Shares may be presented to the Fund for repurchase only by tendering them during one of the Fund’s announced tender offers.

Should you wish to tender any of your Shares for repurchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal by no later than July 26, 2024, unless extended. If you do not wish to sell your Shares, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ALL OR ANY PORTION OF YOUR SHARES AT THIS TIME.

All tenders of Shares must be received by the Fund, either by mail or by fax, in good order no later than July 26, 2024, unless extended.

We anticipate having tender offers each quarter, subject to approval by the Board of Trustees and any unforeseen circumstances.

If we may be of further assistance, please contact us by calling North Square Investments, LLC at (312) 857-7025 (Attn: Sarah Van Dorpe), Monday through Friday (except holidays), from 9:00 a.m. to 5:00 p.m., Central time.

Sincerely,

North Square Evanston Multi-Alpha Fund